UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

ALLIED VENTURES HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Nevada	0-11596	95-3506403
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7702 E. Doubletree Ranch Road, Suite 300

Scottsdale, Arizona 85258

(Address of Principal Executive Offices) (Zip Code)

(480) 607-4393

Registrant’s telephone number, including area code

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

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ALLIED VENTURES HOLDINGS CORP.

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INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of November 29, 2016 (“Closing Date”), of the outstanding shares of common stock, par value $0.0001 per share, of Allied Ventures Holdings Corp. Inc. (“Allied”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

Effective November 29, 2016 (Closing Date”), G. Reed Peterson sold 66,667 shares of common stock of the Company to Longwen Group Corp., a Grand Cayman company (“Longwen”). All of the shares held by Longwen are restricted securities. As a result of the transactions, Mr. Petersen no longer owns any of the Company’s capital stock or securities.

On the Closing Date, Mr. Petersen resigned in all officer capacities from the Company, and Mr. Xi Zhen Ye, President of Longwen, was appointed a Director of the Company and President and Chief Executive Officer and Chief Financial Officer of the Company and Mr. Keith Wong was appointed Chief Operating Officer of the Company.

Effective upon the 10th day after the Schedule 14f-1 has been mailed to Company’s stockholders (the “Appointment Date”), Mr. Petersen automatically will resign as a director. On that same date, Mr. Ye will be appointed as the Company’s Chairman of the Board at that time. A stockholder vote is not required and will not be taken with respect to the appointment of Mr. Ye, the incoming director. You are not required to take any action with respect to the appointment of Mr. Ye.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing director of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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VOTING SECURITIES

The Company has 127,061 shares of common stock, par value $0.0001 per share (the “Common

Stock”) and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) authorized. As of the date hereof, 127,061 shares of common stock are issued and outstanding, and none of the Preferred Stock is issued and outstanding. Each share of common stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued with designations, rights and preferences determined from time to time by our Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of November 29, 2016 and gives effect to the above described transaction, with respect to the holdings of: (i) each of our current directors and named executive officers, (ii) each of the individuals who will be appointed as directors of Company on the Appointment Date, and (iii) all directors and executive officers as a group, including the new directors. Other than those individuals named below, no holder owns 5% or more of Company’s common stock. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein owns the shares directly and has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is the address of the Company. The information below is based on a total of 127,061 shares of Company’s common stock outstanding as of November 29, 2016.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned
Longwen Group Corp. (1)(3)	66,667	52.4%

Officers and Directors
Xi Zhen Ye (1)	66,667	52.4%
Keith Wong (2)	66,667	52.4%
G. Reed Petersen(3)	0	0
All directors and executive officers as a group (3 persons)	66,667	52.4%
(1)	Mr. Xi Zhen Ye is the sole officer and beneficially owns 67.39% of the capital stock of Longwen Group Corp., and is deemed the beneficial owner of such shares held by Longwen.
(2)	Mr. Keith Wong is the beneficial owner 32.61% of the capital stock of Longwen Group Corp. and is deemed the beneficial owner of such shares held by Longwen.
(3)	As of the date of this Information Statement, Mr. Petersen serves as our director. Ten days after the filing and dissemination of the Schedule 14f -1 Information Statement, Mr. Petersen will resign as a director. Mr. Petersen’s address is 3635 Cove Point Drive, Salt Lake City, Utah 84109.
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CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of Company’s current executive officers and directors. Each director holds office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Xi Zhen Ye	53	Chief Executive Officer, Chief Financial Officer and
		Director
G. Reed Petersen	72	Director

Xi Zhen Ye has been the Company’s Chief Executive Officer and Chief Financial Officer since November 4, 2016. Mr. Ye, a businessman in Hangzhou, China. He has operated and invested in several local companies with notable success, including news distribution network, films, mining, energy and Chinese traditional medicine. He has a BS degree in Journalism. Mr. Ye’s business background led to the decision to appoint him to the Company’s Board of Directors.

Mr. Petersen was an officer of the Company since January 21, 2016 until November 29, 2016. Prior to his role with the Company, he was retired having spent the last four years prior to retirement as the manager of a full service wood mill. He remains a Director of the Company until the 10th day following the mailing of this Information Statement at which point Mr. Petersen automatically will resign as a Director.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would

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the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

The leadership structure of our Board is such that, after the Appointment Date, we will have the same individual serving as Chairman and as President. Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Xi Zhen Ye	53	Chief Executive Officer and Chief Financial Officer
Keith Wong	62	Chief Operating Officer

(1)	Effective upon the 10th day after this Schedule 14f-1 has been mailed to Company’s stockholders, Mr. Ye will be appointed as Chairman of the Board of Company.

Mr. Ye’s biography appears above, under the heading, “Current Directors and Executive Officers.”

Mr. Wong brings 27 years of experience in sales, business management, finance, manufacturing, Asian suppliers and Asian business networks. For over twelve years, Mr. Wong was the President and CEO of ATC Technology Group, which later became EastBridge Investment Group Corporation. Mr. Wong holds a Bachelors and Masters degree in electrical engineering from Rutgers University and Northeastern University, respectively and Advanced Management Program from Harvard University’s Business School. Mr. Wong also holds two U.S. utility patents and one U.S. design patent.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

7702 E. Doubletree Ranch Road, Suite 300

Scottsdale, Arizona 85258

Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our officers and directors by the Company during the years ended December 30, 2015 and 2014 in all capacities:

Name and Position	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
G. Reed Petersen/Harold Minsky President, CEO and Director	2015 2014	None None	None None	None None	None None	None None	None None

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The Company's officers and directors have not received any cash or other remuneration since they was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity. Our sole officer and director intends to devote very limited time to our affairs.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended December 31, 2016, the Reporting Persons were not in compliance with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Allied Ventures Holdings Corp.

By: /s/ Xi Zhen Ye

Name: Xi Zhen Ye

Title: Chief Executive Officer

Dated: November 30, 2015